UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Butterfly Network, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

124155102
(CUSIP Number)

February 12, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 124155102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Fosun Industrial Co., Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 10,716,630
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,716,630

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,716,630 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

6.5% (2)

12.	Type of Reporting Person (See Instructions)

CO

(1) Consists of 10,716,630 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”) held by Fosun Industrial Co., Limited.

(2) Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021 as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 16, 2021.

Page 2 of 7 pages

CUSIP No. 124155102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 10,716,630
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,716,630

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,716,630 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row (9)

6.5% (4)

12.	Type of Reporting Person (See Instructions)

CO

(3) Consists of 10,716,630 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”) held by Fosun Industrial Co., Limited.

(4) Calculated based on 164,862,472 shares of Class A common stock of the Issuer outstanding as of February 12, 2021 as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on February 16, 2021.

Page 3 of 7 pages

Item 1.

(a)       Name of Issuer:

Butterfly Network, Inc.

(b)       Address of Issuer's Principal Executive Offices:

530 Old Whitfield Street, Guilford, Connecticut 06437

Item 2.

(a)-(c):

This Statement is being filed on behalf of (i) Fosun Industrial Co., Limited, (“Fosun Industrial”) and (ii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”). Fosun Industrial and Fosun Pharma are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.

The address of the principal business office for Fosun Industrial is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. The address of the principal business office for Fosun Pharma is No. 1289 Yishan Road (Building A, Fosun Technology Park), Shanghai 200233, People’s Republic of China.

Fosun Industrial is a company incorporated under the laws of Hong Kong. Fosun Industrial is principally engaged in foreign investment, sale and consultancy service of Chinese and western medicine, diagnostic reagent, medical device products and relevant import and export business. Fosun Industrial is a wholly-owned subsidiary of Fosun Pharma.

Fosun Pharma is a corporation organized under the laws of People’s Republic of China and listed on the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited. Fosun Pharma’s business covers all key sectors of healthcare industry chain, including pharmaceutical manufacturing and R&D, medical devices and medical diagnosis, healthcare services, as well as pharmaceutical distribution and retail. Fosun Pharma is a subsidiary of, and is beneficially held approximately39.39% by, Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”).

Fosun High Technology is a wholly-owned subsidiary of Fosun International Limited (“Fosun International”) and performs its parent company’s business operation in Mainland China. Fosun International is a technology-driven consumer group which operates three business lines in Health, Happiness and Wealth, and is principally engaged in creating world-class products and services for families around the world. Fosun International is a Hong Kong company, the ordinary shares of which are listed on the main board of The Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 71.92% by Fosun Holdings Limited (“Fosun Holdings”). Fosun Holdings is an investment holding company. Fosun Holdings is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is an investment holding company. Fosun International Holdings is beneficially held approximately 85.29% by Guo Guangchang and 14.71% by Wang Qunbin. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of the securities held by Fosun Industrial.

(d)       Title of Class of Securities:

Class A common stock, par value of $0.0001 per share

(e)       CUSIP Number:

124155102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 4 of 7 pages

Item 4.	Ownership

(a)       Amount beneficially owned:

The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)       Percent of class:

The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)       Number of shares as to which the person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below the reporting persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2021

Fosun Industrial Co., Limited

By:	/s/ Xiaohui Guan
Name: Xiaohui Guan
Title: Director

Shanghai Fosun Pharmaceutical (Group) Co., Ltd.

By:	/s/ Yifang Wu
Name: Yifang Wu
Title: Chairman and Chief Executive Officer

Page 6 of 7 pages

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement

Page 7 of 7 pages